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SEC FILE NUMBER
8-43494

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JDL Securities Corporation

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

DEC 02 2024

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 Dove St, Ste 160
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Reny Greenleaf	949-752-5206	reny@jdlsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd. Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathryn E. Espinili, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JDL Securities Corporation, as of November 25th, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

See attached

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Orange)

On 11/25/24 before me, Austin Daniels Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Kathryn E. Espinili
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

AUSTIN ROBERT DANIELS
Notary Public - California
Orange County
Commission # 2462091
My Comm. Expires Sep 3, 2027

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Austin Daniels
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____	Signer's Name: ____
☐ Corporate Officer — Title(s): ____	☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ____	☐ Other: ____
Signer Is Representing: ____	Signer Is Representing: ____

CONTENTS

The accompanying notes are an integral part of these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
JDL Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JDL Securities Corporation as of September 30, 2024, the related statements of income, changes in stockholder's equity and cash flows for the year ended September 30, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JDL Securities Corporation's management. Our responsibility is to express an opinion on JDL Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule 1- Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of JDL Securities Corporation's financial statements. The supplemental information is the responsibility of JDL Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 25, 2024

goldman & COMPANY, CPAs
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

JDL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2024

ASSETS

Cash and cash equivalents:		
Cash		$ 51,298
Total cash and cash equivalents		51,298
Receivables:		
Commissions and concessions	$ 116,050	
Total receivables		116,050
Other assets:		
CRD (flex funding) account	104	
Total other assets		104
Total assets		$ 167,452

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		$ 15,025
Commissions payable - 12b(1) fees		59,815
Income taxes payable		2,300
Due to parent		540
Deferred tax liability		14,000
Total liabilities		91,680
Stockholder's equity :		
Common stock, no par value; 100,000 shares authorized; 50,100 shares; issued and outstanding	$ 50,100	
Retained earnings	25,672	
Total stockholder's equity		75,772
Total liabilities and stockholder's equity		$ 167,452

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION

STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2024

Revenues:		
Commissions and concessions - See Note 3		$ 1,385,214
Interest and other revenue		250
Total revenues		1,385,464
Expenses:		
Administrative expense allocation - See Note 5	$ 54,175	
Commissions	846,141	
Data processing	6,436	
Dues and subscription	19,368	
Fidelity bond	3,085	
Maintenance	977	
Other expense allocation - See Note 5	35,662	
Professional fees	29,528	
Travel	6,832	
Regulatory fees	17,954	
Salaries, wages and employee benefits - See note 5	365,936	
Taxes and licenses	530	
Total expenses		1,386,624
Loss before income taxes		(1,160)
Income tax expense (benefit)	-	(4,900)
Net income - See note 2		$ 3,740

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2024

	Common Shares		Common Stock		Retained Earnings		Total
Balance, beginning of year	50,100	$	50,100	$	21,932	$	72,032
Net income	-		-		3,740		3,740
Balance, end of year	50,100	$	50,100	$	25,672	$	75,772

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2024

Cash flows from operating activities:		
Net income		$ 3,740
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivables	15,318	
Increase in due from parent	540	
Increase in CRD deposits	47	
Increase in accounts payable	3,336	
Increase in commissions payable	25,451	
Increase in income taxes payable	2,300	
Decrease in payroll tax refund receivable	5,959	
Decrease in deferred tax liabilities	(8,000)	
Total adjustments		44,951
Net cash flows provided by operating activities		48,691
Cash flows from financing activities:		-
Net increase in cash and cash equivalents		48,691
Cash and cash equivalents at beginning of year		2,607
Cash and cash equivalents at end of year		$ 51,298

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for:	
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2024

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JDL Securities Corporation, (the FIRM) is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc. (JDLA), a registered investment adviser registered with the Securities and Exchange Commission. The FIRM is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1 and currently operates pursuant to Footnote 74 of the SEC Release No. 34-70073. The FIRM's primary business consists of selling mutual funds. The FIRM does not hold customer funds or securities. The FIRM requires no collateral for its trade receivables.

Effective 12/31/23 the FIRM removed all 529 accounts, the last 529 12B1 payment received was in December 2023. Per FINRA requirements the FIRM updated its Membership Agreement with FINRA on 1/19/24 removing all municipal business from business activities. Consequently, the FIRM ended membership in the Municipal Securities Rulemaking Board (MSRB).

Method of Accounting

The FIRM maintains its books and records on the accrual basis of accounting as required by the Securities and Exchange Commission and FINRA.

SIPC

The FIRM annually files the Form SIPC-3-*Certification of Exclusion From Membership.*

Cash and Cash Equivalents

For purposes of the statement of cash flows, the FIRM considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

On October 1, 2018, the FIRM adopted ASU 2014-09 "*Revenue from Contracts with Customers*" and all subsequent amendments to the ASU (collectively, "ASU 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. Services within the scope of ASC 606 include-

a. Interest
b. Mutual fund and 12b-1 fees

Refer to the following Revenue Recognition Note- "*Revenue from Contracts with Customers*" for further discussion on the FIRM's accounting policies for revenue sources within the scope of ASC 606.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Revenue from Contracts with Customers

Mutual Fund (Pooled Investment vehicles) and 12b-1 fees

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) based on average daily value of assets under management on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

Income Taxes

The FIRM files consolidated federal and state income tax returns with its parent, JDLA and is allocated a portion of the consolidated tax liability based upon its share of net income. The Firm's liability to the parent related to income tax was $540 as of September 30, 2024.

The FIRM has adopted the provisions of FASB ASC 740 Income Taxes-Overall-Recognition, which requires them to disclose unrecognized tax benefits as a result of tax positions taken during prior period. FASB ASC 740 also requires the FIRM to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained. The FIRM believes that it has no uncertain tax positions.

Impact of New Accounting Standards

The FIRM is evaluating new accounting standards and will implement as required.

(2) INCOME TAX EXPENSE (BENEFIT)

Income tax expense (benefit) consists of the following:

	Federal	State	Total
Current	$ 2,300	800	3,100
Deferred	(6,150)	(1,850)	(8,000)
Total	$ (3,850)	(1,050)	(4,900)

(2) INCOME TAX EXPENSE (BENEFIT), Continued

A reconciliation of the provision for income taxes to income taxes computed by applying the statutory Federal and California combined rate is as follows:

Income tax expense (benefit) - Computed at 30 percent of pre-tax income	$	(350)
Effect of non-deductible expenses		2,000
Effect of net operating income of parent which files a consolidated return with the FIRM		(6,300)
Other		(250)
Total income tax expense (benefit)	$	(4,900)

The FIRM accounts for its income taxes per the Income taxes Topic of FASB ASC 740, and uses an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The deferred tax items consist primarily of the use of accrual basis for financial purposes and the cash basis for tax purposes and relates primarily to trade receivables and related commissions payable.

(3) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Concessions - Trails-Mutual Funds	$	78,043
Section 12b(1) fees		1,306,571
Total commission and concession revenue	$	1,385,214

(4) ACCOUNTS RECEIVABLE

At September 30, 2024, accounts receivable totaled $116,050 and consisted primarily of 12b(1) fees estimated based on averaged historical receipts. The FIRM has evaluated its accounts receivable and determined that it does not need a bad debt allowance as all accounts receivable are deemed collectible. Accounts Receivable at September 30, 2023 (prior year) was $131,368.

5) RELATED PARTY TRANSACTIONS

EXPENSE-SHARING AGREEMENT

The FIRM operated under the expense sharing agreement, with its parent, JDLA, dated January 23, 2023 from October 1, 2023 through April 30, 2024. In May 2024 the FIRM updated its expense-sharing agreement with its parent, JDLA effective May 1, 2024. Under this agreement, certain administrative, payroll and other expenses are initially paid by JDLA and reimbursed by the FIRM, while other administrative and travel expenses are initially paid by the FIRM and subsequently reimbursed by JDLA. The expenses are allocated between the entities based upon the ratio of clients affiliated with the parent versus those only affiliated with the FIRM. The amounts reimbursed to the FIRM by its parent under this agreement during the fiscal year total $20,192. The amounts reimbursed by the Firm to its parent under this agreement during the fiscal year total $464,881.

(5) RELATED PARTY TRANSACTIONS, Continued

PAYROLL PROCESSING AGREEMENTS

To facilitate payroll processing efficiencies, effective January 1, 2023, the Organizations entered into a Paymaster Processing Service Level Agreement whereby all payroll related processing will be handled through the parent company, JDLA. All payroll related costs that are applicable to commissions generated by the Registered Reps under the operations of the FIRM are reimbursed to the parent as described in the Paymaster agreement. The total amount of reimbursement from the FIRM to the parent under this agreement during the fiscal year was $820,691 and $17,496 for employee related payroll taxes.

RETIREMENT PLAN

The parent company of the FIRM, JDLA, continues the 401 (K) plan adopted in January 1, 2013. Under the Plan, employees over the age of 21 and who have completed 1 month of service are eligible to participate in the 401(k) Plan. Employees have the option of making retirement contributions to their account by reducing their salary on the Pre-Tax or Roth Elective Deferral basis. The plan offers a Company Safe Harbor Match up to 4% of employee's gross salary deferral for all eligible employees. Employer contributions are vested immediately. As of year-end, JDLA has contributed $91,301 to the Plan during the year.

(6) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was November 25, 2024. No transactions or events were found that were material enough to require recognition in the financial statements.

(7) NET CAPITAL

The FIRM is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2024, the net capital was $73,266 which exceeded the required minimum capital of $5,025 by $68,241. The aggregate indebtedness to net capital ratio was 1.029 to1.

JDL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
SEPTEMBER 30, 2024

Schedule 1

Total equity from statement of financial condition		$ 75,772
Less non-allowable assets:		
CRD (Flex Funding) deposit	$ (104)	
12b(1) receivables not received in 30 days	(5,802)	
Total non-allowable assets		(5,906)
Net capital before haircuts		69.866
Add: Deferred taxes payable		3,400
Net capital		$ 73,266

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,025
Net capital from above	$ 73,266
Excess net capital	$ 68,241

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities, net of deferred tax liabilities	$ 75,380
Ratio of aggregate indebtedness to net capital	1.029 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

There are no material differences between the preceding computation and the FIRM's corresponding unaudited amended Part II of form X-17-A5 as of September 30, 2024.

JDL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3
SEPTEMBER 30, 2024

Schedule 2

The FIRM is not required to prepare a Computation of Reserve Requirements pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to relying on Footnote 74 of the SEC Release No. 34-70073.

JDL SECURITIES CORPORATION

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

SEPTEMBER 30, 2024

Schedule 3

The FIRM is exempt from the requirements of SEC Rule 15c3-3 Customer Protection - Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of JDL Securities Corporation, Inc.

We have reviewed management's statements, included in the accompanying JDL Securities Corporation, Inc.'s Annual Exemption Report, in which JDL Securities Corporation, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which JDL Securities Corporation, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:k(1) for the period October 1, 2023 to September 30, 2024 (the "exemption provision") and JDL Securities Corporation, Inc. stated that JDL Securities Corporation, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. JDL Securities Corporation, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JDL Securities Corporation, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph k(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 25, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

JDL SECURITIES CORPORATION

1001 Dove Street
Suite 160
Newport Beach, CA 92660
Tel. 949/752-5206
Fax 949/752 0631

JDL SECURITIES CORPORATION
Exemption Report

for Fiscal Year ending SEPTEMBER 30, 2024

JDL Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

(1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending September 30, 2024, without exception.

I, Robert Knutsen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

October 22, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-3

Certification of Exclusion from Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA")

8-43494 DEA: FINRA 2024 Sep

JDL SECURITIES CORP
1001 DOVE STREET STE 160
NEWPORT BEACH, CA 92660-2816
UNITED STATES

The above broker-dealer certifies that during the fiscal year ending 9/30/2024

(check appropriate boxes):

- ☐ (i) Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;
- (ii) Its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) It is registered pursuant to 15 U.S.C. 78*o* (b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessment thereafter required under section 78ddd(c) of SIPA.

☑ By checking this box, you certify that you have the authority of the broker-dealer to sign this form; that all information in this form is true and complete; and that on behalf of the broker-dealer, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy.

JDL SECURITIES CORP	KATHRYN ELIZABETH ESPINILI
(Name of Broker-Dealer)	(Authorized Signatory)
9/18/2024	Chief Compliance Officer
(Date)	(Title)
	949.752.5206
	(Phone No.)

Completion of the "Authorized Signatory" line will be deemed a signature. Retain a copy of this completed form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

This form is due 30 days after the beginning of the fiscal year.

Schedule of Form SIPC-3 Revenues for the period October 1, 2023 to September 30, 2024.
JDL Securities Corporation

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$1,385,214	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$1,385,214	**Total Revenues**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To Shareholder and Management
of JDL Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the period October 1, 2024 to September 30, 2024. Management of JDL Securities Corporation (the Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the period October 1, 2023 to September 30, 2024, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period October 1, 2023 to September 30, 2024 to the total revenues in JDL Securities Corporation's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the period October 1, 2023 to September 30, 2024, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period October 1, 2023 to September 30, 2024 to schedule of excluded revenue, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period October 1, 2023 to September 30, 2024 and in the related schedule of excluded revenue, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the period October 1, 2023 to September 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 25, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

goldman & COMPANY, CPAS